

April 26, 2011

VIA U.S. MAIL AND FAX

Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc
16295 N.W. 13th Avenue
Miami, Florida 33169

      Re: Miller Industries, Inc
               Form 10-K for Fiscal Year Ended
               April 30, 2010
               Filed January 24, 2011

Dear Mr. Napolitano:

      We have reviewed your response letter dated March 28, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note C – Income Taxes, page F-14

1. We have considered your response to our prior comment 2. Given that total revenues decrease approximately 24% from April 30, 2009 to April 30, 2010, and Income Before Tax Provision decreased approximately 5% for the same period, explain to us why your three year forecast shows a significant increase in income. Additionally, explain to us why your valuation allowance for the year ended April 30, 2009 is based on a six year financial forecast while your valuation allowance for the year ended April 30, 2010 is based on a three year financial forecast.

Note H – Stock Option Agreement, page F-18

2. We have reviewed your response to our prior comment 3. We are unclear how the analysis included in your response supports the volatility used in calculating the fair value of the modified award. Please provide us with a detailed explanation of this analysis. In your response explain to us why the volatility used in the calculation has dropped substantially from the rate used in the original calculation of the fair value of the award.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief